UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains an ad hoc release pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) published by Deutsche Bank AG on July 24, 2012. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.

Deutsche Bank provides preliminary update on second quarter 2012 results: Costs impacted by currency movements

Frankfurt am Main, 24 July 2012—Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB) announced today, on a preliminary basis, key elements of its second quarter 2012 financial performance.

Deutsche Bank expects total net revenues of approximately EUR 8.0bn for the second quarter (2Q2011: EUR 8.5bn). Credit provisions were approximately EUR 400m (2Q2011: EUR 464m). Noninterest expenses were EUR 6.6bn (2Q2011: EUR 6.3bn). The increase in noninterest expenses is mainly a result of the Bank’s US dollar and pound sterling cost base being negatively affected by the weakening of the euro.

As a result, Deutsche Bank currently anticipates an income before income taxes for the second quarter 2012 of approximately EUR 1.0bn (2Q2011: EUR 1.8bn), and a net income of approximately EUR 700m (2Q2011: EUR 1.2bn).

The Bank’s Core Tier 1 capital ratio was 10.2% at the end of the second quarter (1Q2012: 10.0%), well ahead of regulatory requirements and demonstrating achievement of management action to reduce risk weighted assets. Deutsche Bank confirms its simulated, pro forma, Basel III fully phased-in Core Tier 1 capital ratio of 7.2% at the beginning of 2013, as previously published. Lower full year net income projections will be mitigated by additional de-risking measures.

Deutsche Bank will publish its full Interim Report on the second quarter and discuss the results as scheduled on 31 July 2012.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2011 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2012, on pages 6 through 21 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: July 24, 2012	By:	/s/ Charlotte Jones
Name: Charlotte Jones
Title: Managing Director

	By:	/s/ Mathias Otto
Name: Mathias Otto
Title: Managing Director and Senior Counsel

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